EXHIBIT 7.1

7.1 Explanation of ratio calculations

The information presented in the tables below is based upon IFRS and UK GAAP, respectively, and is therefore not directly comparable.

The per share data in the tables below have been restated for the effect of the bonus issue of ordinary shares in May 2007.

	2007	2006	2005	2004	2003
Other financial data based upon IFRS:
Earnings per ordinary share – pence	76.4	64.9	56.5	52.5
Diluted earnings per ordinary share – pence (1)	75.7	64.4	56.1	52.0
Dividends per ordinary share – pence	32.2	25.8	20.2	17.5
Dividend payout ratio (2)	45%	46%	43%	38%
Share price per ordinary share at period end – £	4.44	6.64	5.85	5.84
Market capitalisation at period end – £bn	44.4	62.8	56.1	55.6
Net asset value per ordinary share – £	4.47	3.86	3.38	3.09
Return on average total assets (3)	0.63%	0.74%	0.73%	0.94%
Return on average ordinary shareholders’ equity (4)	18.8%	18.5%	17.5%	18.3%
Average shareholders’ equity as a percentage of average total assets	3.7%	4.4%	4.5%	5.9%
Risk asset ratio – Tier 1	7.3%	7.5%	7.6%	7.0%
Risk asset ratio – Total	11.2%	11.7%	11.7%	11.7%
Ratio of earnings to combined fixed charges and preference share dividends (5)
– including interest on deposits	1.44	1.62	1.67	1.88
– excluding interest on deposits	5.74	6.12	6.05	7.43
Ratio of earnings to fixed charges only (5)
– including interest on deposits	1.46	1.64	1.69	1.94
– excluding interest on deposits	6.53	6.87	6.50	9.70

Other financial data based upon UK GAAP:
Earnings per ordinary share – pence				46.0	25.6
Diluted earnings per ordinary share – pence (1)				45.6	25.4
Dividends per ordinary share – pence				19.3	16.8
Dividend payout ratio				43%	66%
Share price per ordinary share at period end – £				5.84	5.49
Market capitalisation at period end – £bn				55.6	48.8
Net asset value per ordinary share – £				2.87	2.61
Return on average total assets (3)				0.82%	0.51%
Return on average equity shareholders’ funds (4)				16.0%	9.8%
Average shareholders’ equity as a percentage
of average total assets				5.7%	5.9%
Risk asset ratio – Tier 1				7.0%	7.4%
Risk asset ratio – Total				11.7%	11.8%
Ratio of earnings to combined fixed charges and preference
share dividends (5)
– including interest on deposits				1.84	1.95
– excluding interest on deposits				7.09	7.08
Ratio of earnings to fixed charges only (5)
– including interest on deposits				1.90	2.04
– excluding interest on deposits				9.26	9.73

Notes:
(1)	All the convertible preference shares have a dilutive effect in the current year and as such have been included in the computation of diluted earnings per share. In prior years, their effect was anti-dilutive.
(2)	Dividend payout ratio represents the interim dividend paid and final dividend proposed as a percentage of profit attributable to ordinary shareholders.
(3)	Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.
(4)	Return on average ordinary shareholders’ equity represents profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders’ equity.
(5)	For this purpose, earnings consist of income before tax and minority interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).